                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13 G


                    Under the Securities Exchange Act of 1934





                          FIRSTWAVE TECHNOLOGIES, INC.
                          ----------------------------
                                 Name of Issuer


                                  COMMON STOCK
                                  ------------
                          Title of Class of Securities


                                    33762N108
                                    ---------
                                  CUSIP Number

Item 1(a). Name of Issuer:
                           FIRSTWAVE TECHNOLOGIES, INC.

Item 1(b). Address of Issuers Principal Executive Offices:
                           2859 PACES FERRY ROAD, SUITE 1000
                           ATLANTA, GEORGIA  30339


Item 2(a). Name of Person Filing:
                           RICHARD T. BROCK

Item 2(b). Residence address:
                           2522 HABERSHAM ROAD
                           ATLANTA, GEORGIA  30305


Item 2c.   Citizenship:
                           USA

Item 2(d).  Title of Class of Securities:
                           COMMON STOCK

Item 2(e).  CUSIP Number:
                           33762N108

Item 3:    N/A

Item 4:       Ownership:
                  (a)      Amount beneficially owned:                                    2,276,161 (1)
                  (b)      Percent of Class:                                                  33.5%
                  (c)      Number of Shares as which such person has:
                           (i)      sole power to vote or to direct vote                 2,276,161 (1)
                           (ii)     shared power to vote or to direct vote                   NONE
                           (iii)    sole power to dispose or direct disposition of:      2,276,161 (1)
                           (iv)     shared power to dispose or direct disposition of:        NONE

         (1) INCLUDES 22,500 SHARES SUBJECT TO OPTIONS EXERCISABLE ON OR BEFORE MARCH 1, 2001 AND 485,437 SHARES SUBJECT TO CONVERSION OF PREFERRED STOCK ON OR BEFORE MARCH 1, 2001.

Item 5:           Ownership of Five Percent or Less of a Class                               N/A

Item 6:           Ownership of More than Five Percent on Behalf of
                  Another Person:                                                            N/A

Item 7:           Identification and Classification of the Subsidiary which                  N/A
                  Acquired the Security Being Reported on by the Parent
                  Holding Company.

Item 8:           Identification and Classification of Members of the Group                  N/A

Item 9:           Notice of Dissolution of Group                                             N/A

Item 10:          Certification:                                                             N/A

SIGNATURES:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement as of December 31, 2000 is true, complete, and correct.


                                            DATE:  February 6, 2001



                                            SIGNATURE: /s/ Richard T. Brock
                                                      --------------------------
                                            NAME:  Richard T. Brock